FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of May 2005


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F __X__   Form 40-F _____


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes ____           No __X__


(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A


                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC




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This Form 6-K consists of:

         The announcement on the completed issuance of the debenture of an aggregate principal amount up to RMB 5 billion of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on May 27, 2005.

                       HUANENG POWER INTERNATIONAL INC.

                  (a Sino-foreign joint stock limited company
                incorporated in the People's Republic of China)
                               (Stock Code: 902)

                       OVERSEAS REGULATORY ANNOUNCEMENT
                              ISSUE OF DEBENTURE

         This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

      As resolved at the Company's general meeting held on 11th May 2005, the Company has been given a mandate to issue debenture of an aggregate principal amount up to RMB 5 billion (the "Issue of Debenture"). The Company has obtained approval for filing from the People's Bank of China on 25th May 2005 with regard to the Issue of Debenture.

      The Issue of Debenture will be divided into two tranches. China Construction Bank Corporation Limited acts as the lead underwriter to take the lead to form the underwriting syndicate. The debenture will be placed, through book-building, and will be issued by way of discounting in the PRC interbank debenture market. The unit face value of the debenture is RMB100 and the discounted issue price is determined after negotiations by the Company and the lead underwriter taking into account the result of book-building.

      The Company has completed the Issue of Debenture on 27th May 2005. The issuing amount of the first tranche of the debenture is RMB4.5 billion with a maturity period of 365 days whereas the unit face value is RMB100 and the issue price is RMB97.16; the issuing amount of the second tranche of the debenture is RMB500 million with a maturity period of 9 months whereas the unit face value is RMB100 and the issue price is RMB98.00.

      The proceeds from the Issue of Debenture will be used as the Company's working capital so as to meet the Company's operation need, to improve the Company's financial structure and to reduce the financing costs.

      The Issue of Debenture does not constitute any transaction under Chapter 14 and Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

                                                        By order of the Board
                                                              Huang Long
                                                     Director, Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                                 Qian Zhongwei
(Executive director)                        (Independent non-executive director)
Huang Yongda                                Xia Donglin
(Executive director)                        (Independent non-executive director)
Wang Xiaosong                               Liu Jipeng
(Non-executive director)                    (Independent non-executive director)
Na Xizhi                                    Wu Yusheng
(Non-executive director)                    (Independent non-executive director)
Huang Long                                  Yu Ning
(Executive director)                        (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Yang Shengming
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)


Beijing, the PRC
27th May 2005

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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


                                   HUANENG POWER INTERNATIONAL, INC.


                                   By  /s/ Huang Long
                                       --------------

                                   Name:    Huang Long

                                   Title:   Company Secretary



Date:  May 27, 2005